UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

COWEN INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

223622606

(CUSIP Number)

ConvergEx Holdings, LLC

c/o GTCR Golder Rauner II, L.L.C.

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Attention: Jeffrey S. Wright

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

May 31, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 223622606

(1)	Names of reporting persons ConvergEx Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 2,416,336
	(9)	Sole dispositive power
	(10)	Shared dispositive power 2,416,336
(11)	Aggregate amount beneficially owned by each reporting person 2,416,336
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.92%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 223622606

(1)	Names of reporting persons GTCR Convergex Holdings LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 2,416,336
	(9)	Sole dispositive power
	(10)	Shared dispositive power 2,416,336
(11)	Aggregate amount beneficially owned by each reporting person 2,416,336
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.92%
(14)	Type of reporting person (see instructions) OO

Item 1. Security and Issuer.

The class of equity security to which this Statement on Schedule 13D relates is the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Cowen Inc. (f/k/a Cowen Group, Inc.), a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 599 Lexington Avenue, New York, New York 10022.

Item 2. Identity and Background.

(a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) ConvergEx Holdings, LLC, a Delaware limited liability company (“Holdings”), by virtue of its direct ownership of Common Stock and (ii) GTCR Convergex Holdings LLC, a Delaware limited liability company (“CH LLC”), by virtue of it being the managing member of Holdings. CH LLC is managed by a three-person board of managers (the “Board”) consisting of Collin Roche, Constantine Mihas and KJ McConnell. Holdings and CH LLC are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

Eric Noll, Frederick Arnold, Steven Heineman, John Forster and Heather Sisler serve as the Chief Executive Officer and President; Chief Financial Officer; General Counsel and Secretary; Treasurer; and Assistant Secretary of Holdings, respectively. Holdings is managed by a six-person board of managers consisting of John Cahaly, Sean McLaughlin and Messrs. Noll, McConnell, Mihas and Roche. Messrs. Roche, Mihas and McConnell serve as President and Assistant Secretary; Vice President and Treasurer; and Secretary and Assistant Treasurer of CH LLC, respectively.

(b) The address of the principal business and principal office of each of the Reporting Persons is 300 North LaSalle Street, Suite 5600, Chicago, IL 60654.

(c) The principal business of Holdings is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign. CH LLC was formed in 2017 as a holding company in connection with the sale of certain of the assets of Convergex Group, LLC (“ConvergEx”) and its subsidiaries.

(d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons mentioned in clause (a), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons mentioned in clause (a), was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All individuals mentioned in clause (a) are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The responses to Item 4 and Item 6 of this Statement are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

Holdings is the holder of record of the Common Stock. The Reporting Persons indirectly hold the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in Holdings and/or the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

(a) The following information is as of the date hereof and assumes there are 30,494,929 shares of Common Stock outstanding.

Holdings is the direct beneficial owner of 2,416,336 shares of Common Stock, or approximately 7.92% of the Common Stock outstanding as of the date of this Statement.

CH LLC, by virtue of it being the managing member of Holdings, is the indirect beneficial owner of 2,416,336 shares of Common Stock, or approximately 7.92% of the Common Stock outstanding as of the date of this statement.

Each of GTCR Fund VIII AIV, L.P., a Delaware limited partnership (“Fund VIII”), GTCR/ConvergEx Splitter L.P., a Delaware limited partnership (“CS LP”) and GTCR Co-Invest II, L.P., a Delaware limited partnership (“Co-Invest II”) hold member units in Holdings. GTCR Partners VIII, L.P. (“GP VIII LP”) is the sole general partner of each of Fund VIII and CS LP. GTCR Golder Rauner II, L.L.C., a Delaware limited liability company (“GTCR”) is the sole general partner of each of Co-Invest II and GP VIII LP.

Decisions of the investment committee of GTCR with respect to the voting and disposition of the shares of the Common Stock are made by a vote of a majority of its members, and, as a result, no single member of the investment committee has voting or dispositive authority over such shares. Messrs. Philip A. Canfield, David A. Donnini, Collin E. Roche, Craig A. Bondy, Constantine S. Mihas, Mark M. Anderson, Aaron D. Cohen and Sean L. Cunningham are each principals and Messrs. Benjamin J. Daverman and Lawrence C. Fey are each managing directors of GTCR LLC, which provides management services to GTCR, and each disclaims beneficial ownership of the shares held by GTCR, except to the extent of his pecuniary interest in such shares. The filing of this Statement shall not be construed as an admission that any of such individuals is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

(b) By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 2,416,336 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in clause (a) above, has effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this Statement.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 31, 2017 (the “Closing Date”), the Issuer, ConvergEx, Cowen CV Acquisition LLC, an indirect wholly-owned subsidiary of the Issuer (“Cowen CVA”), Holdings and GTCR consummated the sale (the “Sale”) contemplated by the Securities Purchase Agreement dated as of April 3, 2017 (the “SPA”) whereby ConvergEx was sold to the Issuer. On June 5, 2017, Holdings received 2,416,336 shares (the “Sale Shares”) of Common Stock as stock consideration, which number of shares may be adjusted pursuant to certain purchase price adjustments and the indemnification obligations of the parties to the SPA. This summary is qualified in its entirety by reference to the text of the SPA, attached hereto as Exhibit 2 and incorporated by reference.

Holdings, Cowen CVA and Wilmington Trust N.A., as escrow agent (the “Escrow Agent”), are parties to an escrow agreement, dated as of the Closing Date, entered into in connection with the Sale. An aggregate number of approximately 745,942 shares of Common Stock (the “Escrow Shares”) were deposited into the escrow fund which may be used for certain purchase price adjustments or to satisfy certain general indemnification obligations and tax indemnity claims under the SPA. On the date that is (i) promptly after the final resolution of any purchase price adjustment, in the case of purchase price adjustments, (ii) December 31, 2019, in the case of general indemnification obligations (excluding one-third of such amount, which is to be dispersed one year after the Closing Date) and (iii) the Tax Indemnity Release Date (as defined in the Escrow Agreement), in the case of tax indemnity claims, the Escrow Agent will deliver the appropriate direction letter to the Issuer’s transfer agent with instructions to transfer the applicable amount of Escrow Shares to Holdings. For purposes of Section 13(d) of the Exchange Act, the Escrow Agent exercises voting and dispositive power over the Escrow Shares. This summary is qualified in its entirety by reference to the text of the Escrow Agreement, attached hereto as Exhibit 3 and incorporated by reference.

On June 2, 2017, in anticipation of the Sale, Holdings redeemed the 41.6% ownership interest (the “Ownership Percentage”) in Holdings that was, immediately prior to such redemption, held by Agency Brokerage Holding LLC, a Delaware limited liability company (“ABH”) in exchange for consideration as agreed between Holdings and ABH. A portion of such consideration is in the form of a note, the face amount of which is equal to the product of the Sale Shares multiplied by the Ownership Percentage multiplied by the closing price of the Shares on June 1, 2017 of $51.15 per Share. Holdings and ABH have agreed to adjust such consideration in the future based on the value at which Holdings subsequently sells Shares of the Issuer that Holdings received in connection with the Sale relative to the June 1, 2017 closing price of $51.15 per Share. Such adjustment will be effected pursuant to the terms of an equity total return swap, dated, June 2, 2017 (the “TRS”). As of June 2, 2017, the TRS relates to the Sale Shares. Pursuant to the TRS, amounts will be owing between Holdings and ABH based on the differential between $51.15 and the net price per share that Holdings receives in connection with any future sale of Shares (or, in the case of any shares that Holdings continues to own as of June 2, 2020, the scheduled maturity date of the TRS, a price per Share based on the volume-weighted average price per Share during a 10 trading day period following June 2, 2020), in each case as relates to the Ownership Percentage of the number of Shares sold in any such sale. To the extent such differential is positive, Holdings will pay to ABH such amount, and, to the extent such differential is negative, ABH will pay to Holdings the absolute value of such amount, such payments to be made on the second business day following the applicable sale of Shares (each such date referred to under the TRS as a Cash Settlement Payment Date). The aggregate number of shares covered by the TRS will be reduced in connection with each sale of Shares by Holdings during the term of the TRS, with each such reduction effective as of the date of such sale. In addition, under the TRS, ABH will pay to Holdings for each day that the TRS is outstanding, a fixed amount of 5.00% per annum multiplied by the number of shares to which the TRS relates as of such date, divided by 360 (such amount to be compounded annually and paid on each Cash Settlement Payment Date), and Holdings will pay to ABH all dividends, if any, received by Holdings (other than any dividend made in additional Shares or other equity interests). ABH does not receive any voting rights with respect to the Shares under the TRS. This summary is qualified in its entirety by reference to the text of the Confirmation of Equity Total Return Swap attached hereto as Exhibit 4 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of June 12, 2017.

Exhibit 2	Securities Purchase Agreement by and among Holdings, ConvergEx, CH LLC, Cowen CV and Cowen Group, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 6, 2017 (File No. 001-34516)).

Exhibit 3	Escrow Agreement among Holdings, Cowen CVA and the Escrow Agent.

Exhibit 4	Confirmation of Equity Total Return Swap

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2017

CONVERGEX HOLDINGS, LLC

By:	/s/ KJ McConnell
Name:	KJ McConnell
Its:	Secretary and Assistant Treasurer

GTCR CONVERGEX HOLDINGS LLC

By:	/s/ KJ McConnell
Name:	KJ McConnell
Its:	Secretary and Assistant Treasurer